Exhibit 99.(f)(4)

                  [Mississippi View Holding Company Letterhead]



                                                                  April 30, 1998


PRESS RELEASE

For More Information, contact:
Thomas J. Leiferman, President/CEO
Mississippi View Holding Company
35 East Broadway
Little Falls, MN 56345-3093
(320) 632-5461

                        Mississippi View Holding Company
                         Announces 2nd Quarter Earnings

Thomas J. Leiferman, President of Mississippi View Holding Company, Little Falls, Minnesota, parent company of Community Federal Savings & Loan Association of Little Falls, Minnesota, announced today earnings of $195,910 for the quarter ended March 31, 1998. Earnings for the quarter ended March 31, 1998, increased $22,048 compared to the three months ended March 31, 1997. Basic earnings per share (assuming no dilution) for the quarter ended March 31, 1998 and 1997 were $0.30 and $0.24, respectively. Diluted earnings per share were $0.27 and $0.23 per share for the quarter ended March 31, 1998 and 1997 respectively.

Earnings for the six months ended March 31, 1998, was $372,614; an increase of $25,487 compared to the six months ended March 31, 1997. This increase was due to increased noninterest income offset by decreased net interest income. Basic earnings per share for the six month period ended March 31, 1998 and 1997 were $0.57 and $0.46, respectively. Diluted earnings per share were $0.51 and $0.45 per share for the six month period ended March 31, 1998 and 1997 respectively.

At March 31, 1998, Community Federal Savings and Loan Association's tangible and core capital ratios were both 16.48%, which surpassed regulatory requirements of 2.0% and 4.0% respectively. In addition, Community Federal Savings and Loan Association's risk based capital level was 34.02% of risk based assets, an amount in excess of the current regulatory requirement of 8.0%.

On April 13, 1998, the Company announced an offer to purchase (the "Offer") up to 222,000 shares of its Common Stock at a cash purchase price not in excess of $21.50 per share or less than $19.50 per share. The Offer expires at 5:00 p.m. Eastern Time on May 11, 1998.

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Mississippi View Holding Company
April 30, 1998, Press Release
Page 2

Mississippi View Holding Company had consolidated assets of $70.0 million and stockholders' equity of $12.8 million at March 31, 1998. Mississippi View Holding Company is listed on the OTC Bulletin Board under the symbol of "MIVI". There were 736,864 outstanding shares of common stock on March 31, 1998.

Community Federal is a federally chartered stock savings and loan association. The Association's only office is located in Little Falls, Minnesota. The deposits are federally-insured by the Federal Deposit Insurance Corporation up to the legal maximum. The Association provides deposit services and offers traditional mortgage loan products to the local community.


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              Mississippi View Holding Company Financial Highlights

Condensed Consolidated Statement of Financial Condition

                                                                March 31,                   September 30,
                                                                   1998                         1997
                                                                (Unaudited)                   (Audited)
-----------------------------------------------------------------------------------------------------------
Assets

  Cash and Cash Equivalents                                     $  8,014,703                  $  1,104,594

  Investments                                                     18,209,627                    21,019,510

  Loans                                                           42,017,762                    44,610,359

  Other Assets                                                     1,717,578                     1,811,987
                                                                ------------                  ------------
      Total Assets                                              $ 69,959,670                  $ 68,546,450
                                                                ============                  ============

Liabilities

  Deposits                                                      $ 55,721,357                  $ 55,183,587

  Other Liabilities                                                1,444,939                     1,294,959
                                                                ------------                  ------------
      Total Liabilities                                         $ 57,166,296                  $ 56,478,546

Stockholders' Equity                                            $ 12,793,374                  $ 12,067,904
                                                                ------------                  ------------
Total Liabilities & Stockholders' Equity                        $ 69,959,670                  $ 68,546,450
                                                                ============                  ============

Condensed Consolidated Statement of Income


                                                  Three Months Ended March 31,                 Six Months Ended March 31,
                                                 1998                    1997                   1998                1997
                                             (Unaudited)              (Unaudited)           (Unaudited)           (Unaudited)
--------------------------------------------------------------------------------------------------------------------------------
Interest Income                            $  1,276,531             $  1,284,822         $  2,548,438         $  2,577,759

Interest Expense                                620,206                  621,052            1,246,256            1,255,347
                                           ------------             ------------         ------------         ------------
  Net Interest Income                      $    656,325             $    663,770         $  1,302,182         $  1,322,412

Provision for Loan Losses                             0                        0                    0                    0
                                           ------------             ------------         ------------         ------------
  Net Interest Income After Provisions     $    656,325             $    663,770         $  1,302,182         $  1,322,412
                                           ------------             ------------         ------------         ------------
Noninterest Income                               81,251                   40,515              123,440               78,032

Noninterest Expenses                            417,449                  398,865              819,599              837,685
                                           ------------             ------------         ------------         ------------
  Income Before Taxes                           320,127                  305,420              606,023              562,759

Income Tax                                      124,217                  131,558              233,409              215,632
                                           ------------             ------------         ------------         ------------
   NET INCOME                              $    195,910             $    173,862         $    372,614         $    347,127
                                           ============             ============         ============         ============

Dividends Declared Per Share                      $0.08                    $0.08                $0.08                $0.08

Basic Earnings Per Share                          $0.30                    $0.24                $0.57                $0.46

Diluted Earnings Per Share                        $0.27                    $0.23                $0.51                $0.45



Selected Financial Ratios

                                                  At or for the Three Months                 At or for the Six Months
                                                       Ended March 31                               Ended March 31,
                                                 ----------------------------             ---------------------------------
                                                       1998          1997                    1998                 1997
                                                   (Unaudited)   (Unaudited)              (Unaudited)         (Unaudited)
----------------------------------------------------------------------------------------------------------------------------
Return on Average Equity                            6.93%              5.87%                   6.65%                  5.75%

Return on Average Assets                            1.17%              1.02%                   1.12%                  1.01%

Net Yield on Average Interest Earning               3.98%              3.95%                   3.97%                  3.91%
Assets

Book Value per Share (1)                          $17.36             $15.55                  $17.36                 $15.55


(1) Based upon shares outstanding at March 31, 1998 and 1997, of 736,864 and 818,743 respectively.